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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(Cusip Number)

Eric R. Graef
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4			Page 2 of 30

1.	Name of Reporting Person: Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,537,430

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,537,430

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,537,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.9%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 3 of 30

1.	Name of Reporting Person: Jon R. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 562,453

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 562,453

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 562,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.8%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 4 of 30

1.	Name of Reporting Person: Robert G. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 342,375

		8.	Shared Voting Power: 74,768

		9.	Sole Dispositive Power: 342,375

		10.	Shared Dispositive Power: 74,768

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 417,143

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 5 of 30

1.	Name of Reporting Person: Abigail Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 14,768

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 14,768

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 6 of 30

1.	Name of Reporting Person: Randall M. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 166,266

		8.	Shared Voting Power: 60,000

		9.	Sole Dispositive Power: 166,266

		10.	Shared Dispositive Power: 60,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.0%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 7 of 30

1.	Name of Reporting Person: The Thomas F. Peterson Foundation		I.R.S. Identification Nos. of above persons (entities only): 34-6524958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 112,776

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 112,776

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 112,776

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.0%

14.	Type of Reporting Person (See Instructions): OO/ HC

CUSIP No. 740444 10 4			Page 8 of 30

1.	Name of Reporting Person: Ethel B. Peterson Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 200,226

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 200,226

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,226

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.5%

14.	Type of Reporting Person (See Instructions): OO/ HC

CUSIP No. 740444 10 4			Page 9 of 30

1.	Name of Reporting Person: Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 30,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 10 of 30

1.	Name of Reporting Person: Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 30,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 30,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 11 of 30

1.	Name of Reporting Person: Richard M. Ruhlman, Trustee ua Richard M. Ruhlman Declaration of Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 12 of 30

1.	Name of Reporting Person: Michael C. Ruhlman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 13 of 30

1.	Name of Reporting Person: John D. Drinko, individually and as Trustee of the John D. Drinko Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 553,178

		8.	Shared Voting Power: 2,000

		9.	Sole Dispositive Power: 553,178

		10.	Shared Dispositive Power: 2,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 555,178

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 14 of 30

1.	Name of Reporting Person: Elizabeth G. Drinko		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4			Page 15 of 30

1.	Name of Reporting Person: Frank B. Carr		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person (See Instructions): IN/ HC

CUSIP No. 740444 10 4	Page 16 of 30 Pages

THIS SCHEDULE 13D is filed jointly by the individual persons listed in Item 2 below. In this Schedule 13D, the individual persons listed in Item 2 below are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Shares beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. This joint filing shall also serve to amend the Schedule 13G most recently filed with the Securities and Exchange Commission (the “SEC”) by each of the following Reporting Persons: Barbara P. Ruhlman, Jon R. Ruhlman, Robert G. Ruhlman and John D. Drinko.

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of Preformed Line Products Company, an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, OH 44143.

Item 2. Identity and Background.

     (a) - (c) This Schedule 13D is being filed by the individual shareholders set forth below. Except where otherwise noted, the principal place of business of these shareholders is the principal address of the Company, 660 Beta Drive, Mayfield Village, OH 44143.

Shareholder/ Address	Occupation/ Employment
Barbara P. Ruhlman	Director
Preformed Line Products Company	President, Thomas F. Peterson Foundation
660 Beta Drive
Mayfield Village, OH 44143

Jon R. Ruhlman	Director
Preformed Line Products Company	Chairman of the Company
660 Beta Drive
Mayfield Village, OH 44143

Robert G. Ruhlman	Director
Preformed Line Products Company	Chief Executive Officer of the Company
660 Beta Drive
Mayfield Village, OH 44143

CUSIP No. 740444 10 4	Page 17 of 30 Pages

Shareholder/ Address	Occupation/ Employment
Abigail A. Ruhlman, individually and	Homemaker
as Custodian for Jon Ryan Ruhlman
and Maegan Ruhlman
13211 Lake Shore Boulevard
Bratenahl, OH 44108

Randall M. Ruhlman	Director
Preformed Line Products Company	President of Ruhlman Motorsports
660 Beta Drive
Mayfield Village, OH 44143

The Thomas F. Peterson Foundation	Not applicable — Foundation
Attn: Barbara P. Ruhlman, President
660 Beta Drive
Mayfield Village, OH 44143

Ethel B. Peterson Trust	Not applicable — Trust
(On behalf of the separate trust held
for Barbara P. Ruhlman only)
Attn:John D. Drinko, Trust Advisor
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Robert G. Ruhlman and Randall M. Ruhlman,	Not applicable — Trust
Trustees fbo Randall M. Ruhlman ua Jon R.
and Barbara P. Ruhlman
Attn: Robert G. Ruhlman, Co-Trustee
Randall M. Ruhlman, Co-Trustee
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Robert G. Ruhlman and Randall M. Ruhlman,	Not applicable — Trust
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
Attn: Robert G. Ruhlman, Co-Trustee
Randall M. Ruhlman, Co-Trustee
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Richard M. Ruhlman, Trustee ua	Not applicable — Trust
Richard M Ruhlman Declaration of Trust
3384 Norwood Road
Shaker Heights, OH 44122

CUSIP No. 740444 10 4	Page 18 of 30 Pages

Shareholder/ Address	Occupation/ Employment
Michael C. Ruhlman	Author
2581 Berkshire Road
Cleveland, OH 44106

John D. Drinko, Individually and as	Director
Trustee of the John D. Drinko Trust	Senior Partner, Baker & Hostetler LLP
Baker & Hostetler LLP
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Elizabeth G. Drinko	Homemaker
c/o John D. Drinko
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114

Frank B. Carr	Director
2005 Chestnut Hills Drive	Private Investor
Cleveland Heights, OH 44106

     (d) - (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Persons are all United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     The source of consideration for these Reporting Persons’ prior acquisitions of Common Shares is personal funds.

Item 4. Purpose of the Transaction.

     The Reporting Persons are not acquiring additional Common Shares of the Company at this time. The Reporting Persons desire to constitute a “group,” within the meaning of NASDAQ Rule 4350, which group controls more than 50% of the voting power of the Company. These individual shareholders have executed and delivered the Controlled Company Agreement,

CUSIP No. 740444 10 4	Page 19 of 30 Pages

dated as of March 15, 2004, attached hereto as Exhibit 2. This Schedule 13D is being filed in connection with the formation of the group as established by this Controlled Company Agreement.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The Reporting Persons will, as members of a group, be deemed to beneficially own 2,878,469 of the Common Shares of the Company representing 50.37% of the issued and outstanding Common Shares of the Company; however, each, subject to the terms and conditions of the Controlled Company Agreement, will have the voting and dispositive power of the Common Shares set forth opposite his or her respective name below:

	Sole Voting and		Shared Voting and	Aggregate Beneficial
Reporting Person	Dispositive Power		Dispositive Power	Ownership
Barbara P. Ruhlman	1,537,430		0	1,537,430
Jon R. Ruhlman	562,453	*	0	562,453	*
Robert G. Ruhlman	342,375	*	74,768	417,143	*
Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman	14,768		0	14,768
Randall M. Ruhlman	166,266		60,000	226,266
The Thomas F. Peterson Foundation	112,776		0	112,776
Ethel B. Peterson Trust (On behalf of the separate trust held for Barbara P. Ruhlman only)	200,226		0	200,226
Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman	0		30,000	30,000
Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman	0		30,000	30,000
Richard M. Ruhlman, Trustee ua Richard M Ruhlman Declaration of Trust	4,000		0	4,000
Michael C. Ruhlman	2,200		0	2,200
John D. Drinko, Individually and as Trustee of the John D. Drinko Trust	553,178		2,000	555,178
Elizabeth G. Drinko	2,000		0	2,000
Frank B. Carr	6,000		0	6,000

* Includes the following number of shares that may be acquired pursuant to currently exercisable stock options for Jon R. Ruhlman, 10,000; for Robert G. Ruhlman, 10,000 shares.

CUSIP No. 740444 10 4	Page 20 of 30 Pages

     (c) There have been no transactions in Common Shares by these Reporting Persons during the past 60 days.

     (d) These Reporting Persons, based on their respective percentage ownership of the Common Shares to which this statement relates, shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The following individuals hold interests that exceed 5% of the Common Shares: Barbara P. Ruhlman, Jon R. Ruhlman, Robert G. Ruhlman and John D. Drinko.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

     These shareholders are affirming in this filing their membership in a “group” within the meaning of Rule 13d-5(b)(1).

CUSIP No. 740444 10 4	Page 21 of 30 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Joint Filing Statement
Exhibit 2	Controlled Company Agreement, dated as of March 15, 2004

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2004

/s/ J. Richard Hamilton, by Power of Attorney * Barbara P. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Jon R. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Robert G. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Randall M. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * The Thomas F. Peterson Foundation By: Barbara P. Ruhlman, President

/s/ J. Richard Hamilton, by Power of Attorney * Ethel B. Peterson Trust By: John D. Drinko, Trust Advisor
(On behalf of the separate trust held for Barbara P. Ruhlman only)

CUSIP No. 740444 10 4	Page 22 of 30 Pages

/s/ J. Richard Hamilton, by Power of Attorney *
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Randall M. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney *
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney * Richard M. Ruhlman, Trustee ua Richard M Ruhlman Declaration of Trust By: Richard M. Ruhlman, Trustee

/s/ J. Richard Hamilton, by Power of Attorney * Michael C. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * John D. Drinko, individually and as Trustee of the John D. Drinko Trust

/s/ J. Richard Hamilton, by Power of Attorney * Elizabeth G. Drinko

/s/ J. Richard Hamilton, by Power of Attorney * Frank B. Carr

     • Reference is made to Powers of Attorney granted by these Reporting Persons to J. Richard Hamilton in Section 5(e) of the Controlled Company Agreement attached as Exhibit 2.

CUSIP No. 740444 10 4	Page 23 of 30 Pages

EXHIBIT 1

Joint Filing Statement

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated: March 15, 2004

/s/ J. Richard Hamilton, by Power of Attorney * Barbara P. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Barbara P. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Jon R. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Robert G. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * Randall M. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * The Thomas F. Peterson Foundation By: Barbara P. Ruhlman, President

/s/ J. Richard Hamilton, by Power of Attorney * Ethel B. Peterson Trust By: John D. Drinko, Trust Advisor (On behalf of the separate trust held for Barbara P. Ruhlman only)

/s/ J. Richard Hamilton, by Power of Attorney * Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

CUSIP No. 740444 10 4	Page 24 of 30 Pages

/s/ J. Richard Hamilton, by Power of Attorney *
Robert G. Ruhlman and Randall M. Ruhlman,
Trustees fbo Robert G. Ruhlman ua Jon R.
and Barbara P. Ruhlman
By: Robert G. Ruhlman, Co-Trustee
By: Randall M. Ruhlman, Co-Trustee

/s/ J. Richard Hamilton, by Power of Attorney * Richard M. Ruhlman, Trustee ua Richard M Ruhlman Declaration of Trust By: Richard M. Ruhlman, Trustee

/s/ J. Richard Hamilton, by Power of Attorney * Michael C. Ruhlman

/s/ J. Richard Hamilton, by Power of Attorney * John D. Drinko, individually and as Trustee of the John D. Drinko Trust

/s/ J. Richard Hamilton, by Power of Attorney * Elizabeth G. Drinko

/s/ J. Richard Hamilton, by Power of Attorney * Frank B. Carr

     • Reference is made to Powers of Attorney granted by these Reporting Persons to J. Richard Hamilton in Section 5(e) of the Controlled Company Agreement attached as Exhibit 2.

CUSIP No. 740444 10 4	Page 25 of 30 Pages

EXHIBIT 2

CONTROLLED COMPANY AGREEMENT

     THIS AGREEMENT (this “Agreement”) is made and entered into as of the 15th day of March, 2004, by and among the persons identified on, and signing, the signature pages hereto (hereinafter referred to collectively as “Shareholders” and individually as a “Shareholder”) for the purposes and upon the terms and conditions hereinafter set forth.

W I T N E S S E T H:

     WHEREAS, Preformed Line Products Company, an Ohio corporation (the “Company”), has 5,720,869 Common Shares, $2 par value (the “Shares”) issued and outstanding has as of the date hereof;

     WHEREAS, the Shares are traded on the NASDAQ National Market;

     WHEREAS, the Shareholders have record and beneficial ownership of, or have the right to vote the Shares set forth next to their respective names on the signature pages;

     WHEREAS, together, the Shareholders own (or control the vote of) more than 50% of the voting power of the Company and, therefore, the Company, upon execution of this Agreement, will be qualified as a “Controlled Company” under NASDAQ’s rules and regulations (the “NASDAQ Rules”);

     WHEREAS, under the NASDAQ Rules a Controlled Company is exempt from certain requirements of the NASDAQ Rules; and

     WHEREAS, the Shareholders desire to promote their mutual interests and the best interests of the Company by imposing restrictions and obligations on themselves and the Shares they own (or have the right to vote) in order for the Company to qualify as a Controlled Company, which should significantly reduce the Company’s expenses;

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, the sufficiency of which is hereby acknowledged, the Shareholders hereto agree as follows:

     Section 1. Williams Act Reports. The Shareholders agree for themselves and their successors in interest that they constitute a “group,” within the meaning of NASDAQ Rule 4350, and that the group controls more than 50% of the voting power of the Company. Therefore, the Shareholders agree that they are required to execute and file with the Securities and Exchange Commission a Schedule 13D or Schedule 13G, as appropriate, relating to the formation of the group established by this Agreement. The Shareholders agree to file the required Schedule 13D or Schedule 13G in accordance with the applicable NASDAQ Rules, the

CUSIP No. 740444 10 4	Page 26 of 30 Pages

Securities Exchange Act of 1934, as amended, and the rules thereunder. The Shareholders understand that this Agreement will be required to be filed as an exhibit to such filing. The Shareholders agree that Jon R. Ruhlman or his designee (“Ruhlman”) shall coordinate the preparation and filing of the Schedule 13D or Schedule 13G, and any amendments thereto. Ruhlman shall be responsible for the costs of such filings.

     Section 2. Voting. Each Shareholder, by his, her or its execution of this Agreement, represents that he, she or it has record and beneficial ownership of, or has the right to vote, the number of Shares indicated opposite such Shareholder’s name on the signature pages to this Agreement. So long as each Shareholder, or in the event of the death of a Shareholder who is a natural person, the Shareholder’s successor in interest, has such ownership or right to vote any Shares, during the term of this Agreement, each Shareholder or successor in interest, as applicable, subject to his, her or its fiduciary obligations with respect to any individual vote, agrees to vote all of his, her or its Shares at any meeting of the Company’s shareholders pursuant to the wishes of the Shareholders holding a majority of the Shares owned by the Shareholders. The Shareholders agree to establish a reasonable mechanism for determining the wishes of the majority, which mechanism may be informal. However, the Shareholders agree that the wishes of the majority shall be communicated in writing (electronic mail is permissible) to each Shareholder prior to the taking of any vote at any meeting of the Company’s shareholders.

     Section 3. Transfers; Covered Shares. Nothing herein shall prevent or restrict the right of any Shareholder (or any Shareholder’s successor in interest) to sell, donate, purchase, assign, pledge or otherwise transfer or acquire any Shares owned by such Shareholder. All Shares owned by the Shareholders, including Shares acquired after the date of this Agreement, shall be subject to the terms of this Agreement and may be counted for purposes of determining the Company’s Controlled Company status. Any Shareholder transferring Shares shall promptly provide Ruhlman notice of such transfer.

     Section 4. Term. Unless previously extended by written agreement by each Shareholder, this Agreement shall terminate on the fifth anniversary hereof.

     Section 5. Miscellaneous.

     (a) Binding Nature of Provisions. The provisions contained in this Agreement shall be binding upon and inure to the benefit of each Shareholder and his, her or its successor in interest. Such provisions shall apply and be binding with respect to any and all Shares and other securities of the Company which are added to or substituted for the Shares by reason of the declaration of any stock dividend or stock split, or the reclassification, readjustment, recapitalization or other such modification of the capital structure of the Company.

     (b) Invalidity. The invalidity or unenforceability of any term or provision of this Agreement or of the application of such term or provision to any person or circumstance shall not impair or affect the remainder of this Agreement and its application to any other person and circumstance, and the remaining terms and provisions hereof shall not be invalidated but shall remain in full force and effect.

CUSIP No. 740444 10 4	Page 27 of 30 Pages

     (c) Applicable Law; Construction. This Agreement and the construction and interpretation of the provisions hereof shall be governed by the laws of the State of Ohio, without regard to the principles of conflicts of law. Whenever the context requires, words used in the singular shall be construed to mean or include the plural, and vice versa, and pronouns of any gender shall be deemed to include and designate the masculine, feminine or neuter gender as appropriate.

     (d) Amendment and Waiver. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by the written consent of Shareholders who own or control the vote of at least 75% of the aggregate amount of the Shares subject to this Agreement at the time of the amendment or waiver, as applicable. Any amendment or waiver effected in accordance with this Section 5(d) will be binding upon each Shareholder. The failure of any party to enforce any provision of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     (e) Limited Power of Attorney. Each Shareholder, by executing this Agreement, hereby irrevocably constitutes and appoints each of Ruhlman, J. Richard Hamilton and R. Steven Kestner, signing singly, with full power of substitution, as the Shareholder’s true and lawful attorney-in-fact, on behalf of the Shareholder and in the Shareholder’s name, place and stead to:

     1. make, execute, swear to, acknowledge, deliver and file in the Shareholder’s capacity as an owner or person controlling the vote of the Shares a Schedule 13D or a Schedule 13G, as applicable; and

     2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or Schedule 13G, complete and execute any amendment or amendments thereto, and timely file such schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority.

     Each Shareholder hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Shareholder might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each Shareholder acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of Shareholders, are not assuming, nor is the Company assuming, any of the Shareholders’ responsibilities to comply with any provision of the Securities Exchange Act of 1934. This Limited Power of Attorney shall remain in full force and effect until during the term of this Agreement or until the Shareholder is no longer required to file a Schedule 13D or Schedule 13G, as applicable, with

CUSIP No. 740444 10 4	Page 28 of 30 Pages

respect to the Shareholder’s holdings in securities issued by the Company, unless earlier revoked by the Shareholder in a signed writing delivered to the foregoing attorneys-in-fact.

     (f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

     (g) Captions. The captions contained in this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof or in any manner limit or define the terms of this Agreement.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholders signing below as of the date first above written.

Shareholder	Number of Shares owned or power to vote:
Immediate Family:

/s/ Barbara P. Ruhlman Barbara P. Ruhlman	1,424,654

/s/ Jon R. Ruhlman Jon R. Ruhlman	552,453

/s/ Robert G. Ruhlman Robert G. Ruhlman	180,400

/s/ Abigail A. Ruhlman Abigail A. Ruhlman, individually and as Custodian for Jon Ryan Ruhlman and Maegan Ruhlman	14,768

/s/ Randall M. Ruhlman Randall M. Ruhlman	166,266

Subtotal:	2,338,541
Others:
The Thomas F. Peterson Foundation	112,776

By:	/s/ Barbara P. Ruhlman Barbara P. Ruhlman, President

CUSIP No. 740444 10 4	Page 29 of 30 Pages

Ethel B. Peterson Trust

By:	/s/ John D. Drinko John D. Drinko, Trust Advisor (On behalf of the separate trust held for Barbara P. Ruhlman only)	200,226

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Randall M. Ruhlman ua Jon R. and Barbara P. Ruhlman		30,000

By:	/s/ Robert G. Ruhlman Robert G. Ruhlman, Co-Trustee

By:	/s/ Randall M. Ruhlman Randall M. Ruhlman, Co-Trustee

Robert G. Ruhlman and Randall M. Ruhlman, Trustees fbo Robert G. Ruhlman ua Jon R. and Barbara P. Ruhlman		30,000

By:	/s/ Robert G. Ruhlman Robert G. Ruhlman, Co-Trustee

By:	/s/ Randall M. Ruhlman Randall M. Ruhlman, Co-Trustee

Richard M. Ruhlman, Trustee ua Richard M Ruhlman Declaration of Trust		4,000

By:	/s/ Richard M. Ruhlman Richard M. Ruhlman, Trustee

/s/ Michael C. Ruhlman Michael C. Ruhlman		2,200

/s/ John D. Drinko John D. Drinko, individually and as Trustee of the John D. Drinko Trust		152,726

/s/ Elizabeth G. Drinko Elizabeth G. Drinko		2,000

CUSIP No. 740444 10 4	Page 30 of 30 Pages

/s/ Frank B. Carr Frank B. Carr	6,000

Indirect Subtotal:	539,928

TOTAL:	2,878,469